PropTech Acquisition Corporation

3485 N. Pines Way, Suite 110

Wilson, WY 83014

November 19, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Geoff Kruczek

Re:	PropTech Acquisition Corporation
Registration Statement on Form S-1
Filed November 4, 2019, as amended
File No. 333-234512

Dear Mr. Kruczek:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, PropTech Acquisition Corporation hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on Thursday, November 21, 2019, or as soon as thereafter practicable.

Very truly yours,

/s/ Thomas D. Hennessy
Thomas D. Hennessy
Co-Chief Executive Officer and President

cc:	Ellenoff Grossman & Schole LLP Graubard Miller